

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2020

Rudy Mazzocchi
President and Chief Executive Officer
Agentix Corp.
2932 Pacific Coast Highway, #14-254
Dana Point, CA 92629

Re: Agentix Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 15, 2020
File No. 333-248589

Dear Mr. Mazzocchi:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 10, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed September 15, 2020

Prospectus Summary
The Offering, page 2

1.   We note your revised disclosures on pages ii, 24 and 27 in response to prior comment 1. However, your disclosure on page 2 of the registration statement appears to indicate that your shares are traded on the OTCQB. Please revise your disclosure accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jason L. Drory at 202-551-8342 or Christine Westbrook at 202-551-5019 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey M. Quick, Esq.